SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                   (Under the Securities Exchange Act of 1934)

                          Rescon Technology Corporation
                                (Name of Issuer)

                               Common Voting Stock
                         (Title of Class of Securities)

                                   29266A 20 4
                                 (Cusip Number)

Thomas Howells, 5525 South 900 East, Suite 110, Salt Lake City, UT 84117, (801) 262-8844 (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                               January 3, 2000
             (Date of Event which Requires Filing of this Statement)


1. James Doolin, Kelly Trimble, Maven Strategic Partners, Inc. and Calamitous, L.C.

2. (a) X (b) __ .

3. __________________________________________________________
                           (SEC use only)

4. WC

5. None; Not Applicable

6. Utah

Number of Shares           7.  Sole Voting Power, James Doolin: 3,142,558, Kelly
Beneficially Owned             Trimble: 1,012,468, Calamitous, L.C.:1,012,466,
By each reporting person       Maven Strategic Partners, Inc.:1,012,468

                           8.  Shared Voting Power, Frank Gillen and
                               Maven Strategic Partners, Inc.: 1,012,468.*
                               Frank Gillen and Calamitous, L.C.: 1,012,466.**

                           9.  Sole Voting Power, James Doolin: 3,142,558, Kelly
                               Trimble: 1,012,468, Calamitous, L.C.:1,012,466,
                               Maven Strategic Partners, Inc.:1,012,468

                           10. Shared Dispositive Power, Frank Gillen and
                               Maven Strategic Partners, Inc.: 1,012,468.*
                               Frank Gillen and Calamitous, L.C.: 1,012,466.**

*Frank Gillen may be deemed the beneficial owner or these shares due to his relationship with Maven Strategic Partners, Inc. Mr. Frank Gillen is President and owner of Maven Strategic Partners, Inc.

**Frank Gillen may be deemed the beneficial owner or these shares due to his relationship with Calamitous, L.C. Mr. Frank Gillen is President and owner of Calamitous, L.C.



11.    James Doolin                                           3,142,558

       Kelly Trimble                                          1,012,466

       Maven Strategic Partners, Inc.                         1,012,468*
       Total Share Beneficially
       Owned by
       Mr. Frank Gillen                                       2,024,934

       Calamitous, L.C.                                       1,012,466**
       Total Shares Beneficially
       Owned by
       Mr. Frank Gillen                                       2,024,934

*Frank Gillen may be deemed the beneficial owner or these shares due to his relationship with Maven Strategic Partners, Inc. Mr. Frank Gillen is President and owner of Maven Strategic Partners, Inc.

**Frank Gillen may be deemed the beneficial owner or these shares due to his relationship with Calamitous, L.C. Mr. Frank Gillen is President and owner of Calamitous, L.C.


12.___ ( No shares are excluded in the numerical or percentage computations herein.)

13.   98%

      James Doolin, IN.

      Kelly Trimble, IN.

      Maven Strategic Partners, Inc., CO.

      Frank Gillen, IN.

      Calamitous, L.C., CO.

      Frank Gillen, IN.

Item 1. Rescon Technology Corp., a Nevada corporation SEC File No. 0001024020 (the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2. (a) James Doolin

        (b) 5 Pepperwood Drive, Sandy, UT 84092

        (c) Financial Analyst, Jenson Services, Inc.

        (d) None; Not Applicable

        (e) None; Not Applicable

        (f) U.S.

Item 3.  Working Capital.

Item 4.  The purpose of the transaction was investment only.

Item 5. (a) James Doolin 3,142,558

        (b) Sole Voting Power, James Doolin: 3,142,558 shares;
             Shared Voting Power, James Doolin: 3,142,558 shares;
             Sole Dispositive Power, James Doolin: 3,142,558 shares; Shared Dispositive Power, James Doolin: 3,142,558 shares.

        (c) None.

        (d) None, not applicable.

        (e) None, not applicable.

Item 6.  None.

Item 7.  Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.




Dated: 2/17/00                                      /S/JAMES DOOLIN
                                                     James Doolin

Item 1. Rescon Technology Corp., a Utah corporation SEC File No. 0001024020(the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2.  (a) Kelly Trimble

         (b) 175 South Main St. #1230, SLC, UT 84101

         (c) Investment Consultant

         (d) None; Not Applicable

         (e) None; Not Applicable

         (f) U.S.

Item 3.  Working Capital.

Item 4.  The purpose of the transaction was investment only.

Item 5.  (a) Kelly Trimble: 1,012,466

         (b) Sole Voting Power, Kelly Trimble: 1,012,466 shares;
              Shared Voting Power, Kelly Trimble: 1,012,466 shares;
              Sole Dispositive Power, Kelly Trimble: 1,012,466 shares; Shared Dispositive Power, Kelly Trimble: 1,012,466 shares.

         (c) None.

         (d) None, not applicable.

         (e) None, not applicable.

Item 6.   None.

Item 7.   Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.




Dated: 2/15/00                                       /S/KELLY TRIMBLE
                                                     Kelly Trimble

Item 1. Rescon Technology Corp., a Utah corporation SEC File No. 0001024020 (the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2. (a) Maven Strategic Partners, Inc., a Utah corporation, and Duane S. Jenson. Mr. Frank Gillen is President and owner of Maven Strategic Partners, Inc.

        (b) 175 South Main St. #1240, SLC, UT 84101

        (c) Same as (b).

        (d) None; Not Applicable

        (e) None; Not Applicable

        (f) U.S.

Item 3. Working Capital.

Item 4. The purpose of the transaction was investment only.

Item 5. (a)  Maven Strategic Partners, Inc.                1,012,468
             Frank Gillen                                          0
             Total Shares beneficially
             Owned by Frank Gillen                         2,024,934

        (b) Sole Voting Power, Frank Gillen : 1,012,468 shares; Shared Voting Power, Maven Strategic Partners, Inc. and Frank Gillen:
            1,012,468 shares; Sole Dispositive Power, Frank Gillen 1,012,468 shares; Shared Dispositive Power, Maven Strategic Partners, Inc. and Frank Gillen: 1,012,468 shares.

         (c) None.

         (d) None, not applicable.

         (e) None, not applicable.

Item 6.  None.

Item 7.  Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.

                                            Maven Strategic Partners, Inc.


Dated: 2/15/00                              /S/FRANK GILLEN
                                            Frank Gillen
                                            President, Maven Strategic
                                                       Partners, Inc.


Dated: 2/15/00                              /S/FRANK GILLEN
                                            Frank Gillen

Item 1. Rescon Technology Corp., a Utah corporation SEC File No. 0001024020 (the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2. (a) Calamitous, L.C., a Utah corporation, and Frank Gillen. Mr. Frank Gillen is President and owner of Calamitous, L.C.

        (b) 175 South Main St. #1240, SLC, UT 84101

        (c) Same as (b).

        (d) None; Not Applicable

        (e) None; Not Applicable

        (f) U.S.

Item 3. Working Capital.

Item 4. The purpose of the transaction was investment only.

Item 5. (a)  Calamitous, L.C.                             1,012,466
             Frank Gillen                                         0
             Total Shares beneficially
             Owned by Frank Gillen                        1,012,466

        (b) Sole Voting Power, Frank Gillen : 1,012,466 shares; Shared Voting Power, Calamitous, L.C. and Frank Gillen:
            1,012,466 shares; Sole Dispositive Power, Frank Gillen 1,012,466 shares; Shared Dispositive Power, Calamitous, L.C. and Frank Gillen : 1,012,466 shares.

        (c) None.

        (d) None, not applicable.

        (e) None, not applicable.

Item 6.  None.

Item 7.  Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.

                                            Calamitous, L.C.


Dated:2/15/00                               /S/FRANK GILLEN
                                            Frank Gillen
                                            President, Calamitous, L.C.


Dated:2/15/00                               /S/FRANK GILLEN
                                            Frank Gillen